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                             August 2, 2022

       Robert Chv  tal
       Chief Executive Officer
       Allwyn Entertainment AG
       Weinmarkt 9 6004
       Lucerne, Switzerland

                                                        Re: Allwyn
Entertainment AG
                                                            Registration
Statement on Form F-4
                                                            Filed July 21, 2022
                                                            File No. 333-266244

       Dear Mr. Chv  tal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed July 21, 2022

       Summary of Historical Financial and Other Information
       Summary of Key Segmental Metrics, page 70

   1. We are still considering your response to comments 1, 2 and 3 and may have additional comments.
       Risk factors
       The conflict between Russia Ukraine, and related sanctions could negatively impact us, page 107

   2. We note your revised disclosure that references past or present connections to Russia or
                                                        Russian companies by
significant shareholders of Swiss NewCo. If any such connections exist or existed,
please revise to elaborate upon them. Alternatively, explain the purpose for such revision.
 Robert Chv  tal
Allwyn Entertainment AG
August 2, 2022
Page 2
Warrants, page 307

3.       We note your description of the redemption feature for the Swiss NewCo
Public
         Warrants. Please revise your descriptions of this feature where it appears sooner in the prospectus, such as on page 33, to acknowledge that the ability to redeem when the price per Swiss NewCo Class B share equals or exceeds $10.00 is unusual, as you do here.
Exhibits

4.       We note you have filed two legal opinions, Exhibits 5.1 and 5.2.
Exhibit 5.1 concerns the
         shares being registered and Exhibit 5.2 concerns the public warrants being registered.
         However, neither opinion references the number of securities being registered. Please revise as appropriate so that your legal opinions cover the amount of securities being registered. In addition, in Exhibit 5.1 the opinion includes this language under the caption
         Assumptions, "(vii) the Registration Statement is unchanged and correct, complete and up-to-date and in full force and effect as of the date hereof, and no changes have been made which should have been or should be reflected in the Registration Statement as of the date hereof;" Please advise us how your Registration Statement is "in full force and effect as of the date hereof" unless you re-file the opinion on the day your filing becomes effective. Please advise if this is your understanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameRobert Chv  tal                               Sincerely,
Comapany NameAllwyn Entertainment AG
                                                               Division of
Corporation Finance
August 2, 2022 Page 2                                          Office of Trade
& Services
FirstName LastName